 Exhibit 99.3

Your **Vote** Counts!

IHS HOLDING LIMITED

2025 Annual General Meeting
Vote by July 9, 2025
11:59 PM ET



IHS
Towers of strength

IHS HOLDING LIMITED
1 CATHEDRAL PIAZZA
123 VICTORIA STREET
LONDON, SW1E 5BP
UNITED KINGDOM

V75555-P32933

You invested in IHS HOLDING LIMITED and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on July 10, 2025.**

Get informed before you vote

View the Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 26, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

Shareholder Meeting Registration

To vote and/or attend the meeting, go to the "Attend a Meeting" link at www.ProxyVote.com.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

July 10, 2025
1:00 PM London Time

The offices of Latham & Watkins LLP
99 Bishopsgate London
EC2M 3XF, United Kingdom

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	To elect Frank Dangeard and Phuthuma Nhleko to serve as Class I Directors, John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land to serve as Class II Directors, and Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari to serve as Class III Directors, in each case until the Company's annual general meeting to be held for the year ending December 31, 2026, or until their earlier death, resignation, disqualification or removal.	
	Nominees:	
1a.	Frank Dangeard	For
1b.	Phuthuma Nhleko	For
1c.	John Ellis Bush	For
1d.	Mallam Bashir Ahmad El-Rufai	For
1e.	Nicholas Land	For
1f.	Sam Darwish	For
1g.	Ursula Burns	For
1h.	Maria Carolina Lacerda	For
1i.	Aniko Szigetvari	For

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V75556-P32933